SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR THE MONTH OF JULY
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                              Form 20-F x     Form 40-F
                                       ---             ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes         No   x
                                      ---         ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

           FEMSA Announces Successful Bond Issuance in Mexican Market

     MONTERREY, Mexico--(BUSINESS WIRE)--July 7, 2004--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB), the Leader in Latin Beverages, announced the successful issuance of Ps. 2.500 billion in bonds (Certificados Bursatiles) in the Mexican market.
     The issuance was completed in two tranches. One tranche was for a 5-year, Ps. 1.250 billion note bearing an interest rate of 89 basis points over the 91-day Treasury notes, known as CETES. Another tranche was for a 4-year, Ps.
1.250 billion note with a yield to maturity of 45 basis points over the 28-day interbank lending rate, known as TIIE.
     Coming out of a period of high volatility in the fixed income market, both tranches set aggressive benchmarks and signaled the effective reopening of the Mexican bond market. These issues were granted the maximum credit rating by all three major credit rating agencies, and achieved very aggressive pricing by an eager investor pool.
     FEMSA is taking advantage of high liquidity in Mexican debt capital markets. The proceeds from this issuance will be complemented with bank financing at highly competitive rates, and will be used to buy back a 30% stake in FEMSA's beer division for $ 1.245 billion from Interbrew.
     FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca- Cola FEMSA; the second-largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest-growing convenience store chain in Mexico with over 2,800 stores.

     CONTACT: FEMSA
              Investors Contact:
              Juan F. Fonseca, (52) 818-328-6245
              juan.fonseca@femsa.com.mx
              or
              Alan Alanis, (52) 818-328-6211
              alan.alanis@femsa.com.mx
              or
              Media Contact:
              Jaime Toussaint, (52) 818-328-6202
              jtouelo@femsa.com.mx
              or
              Carolina Alvear, (52) 818-328-6046
              calvsev@femsa.com.mx

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                        By: /s/ Federico Reyes
                                        ----------------------
                                        Federico Reyes
                                        Chief Financial Officer


Date:  July 7, 2004